№ 82-5198

CENTER TELECOM

JOINT-STOCK CENTRAL TELECOMMUNICATION COMPANY

Degtiarny per., 6/2, Moscow, GSP-3, 125993, Russia Phone: +7(095) 209-33-25. Fax: +7 (095) 209-30-07. E-mail: info@centertelecom.ru

ref.№ 08-15/20 date 31.01.2006 pages incl. cover

SUPPL

Securities and Exchange Commission
Office of International Finance,
Corporate Finance Division
450 Fifth Street, N.W.
Washington, D.C.20549, U.S.A.

06010658

RECEIVED
2006 FEB -6 A 11:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs,

Pursuant to the Deposit Agreement of September 4, 2001 as revised and amended on December 10, 2001 JSC CenterTelecom submits to the US Securities and Exchange Commission the following public reports and documents required by the Russian Law or otherwise under Rule 12g3-2(b) in accordance with the Exchange Act of 1934.

Attachments:

1. «Information on the earned and (or) paid out income on the Issuer's securities for 2004» (Russian and English versions, 1 page each);
2. «Information about early termination of authorities of General Director and appointment of new General Director» (Russian and English versions, 2 pages each);
3. News release (English, 1 page).

Yours sincerely,

S.V. Pridantsev
General Director
OJSC «CenterTelecom»

PROCESSED
FEB 08 2006

82-5798

CENTER TELECOM

RECEIVED
2006 FEB -6 A 11:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

NOTICE OF EVENTS THAT MAY SIGNIFICANTLY AFFECT PRICE OF SECURITIES OF THE ISSUER

1. General information	
1.1. Full corporate name of the issuer	*Open Joint-Stock Central Telecommunication Company*
1.2. Short corporate name of the issuer	*OJSC «CenterTelecom»*
1.3. Location of the registered office	***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russian Federation***
1.4. State Registration Number of the issuer	***1025006174710***
1.5. INN of the issuer	***5000000970***
1.6. Unique issuer code assigned by the registration authorities	***00194-A***
1.7. Address of the Internet page used by the issuer for posting notices of material facts	***www.centertelecom.ru***
1.8. Regularly issued publication used by the issuer for publishing notices of material facts	***No publication in periodical printing is provided for this type of information***

2. Contents of the notice

«INFORMATION ABOUT THE DECISIONS MADE BY THE COMPANY'S BOARD OF DIRECTORS»

«About early termination of authorities of sole person and/or members of collective executive bodies»
«About formation of sole person and collective executive bodies»

2.1. Date of the Company's Board of Directors meeting: ***January 25, 2006.***

2.2. Date and number of the minutes of the OJSC «CenterTelecom» Board of Director meeting: ***January 25, 2006. Minutes № 15.***

2.3. List of decisions made by the OJSC «CenterTelecom» Board of Directors:

2.3.1. Early termination of sole person execute body authorities – General Director of OJSC «CenterTelecom» Amaryan R.A. starting with January 25, 2006.

2.3.2. Appointment of Pridantsev S.V. as sole person executive body – General Director of OJSC «CenterTelecom» starting with January 25, 2006 with 3 month term of office.

2.4. Information about the person, whose authorities as sole person executive body – General Director were early terminated:

given name and surname of the person: ***Ruben A. Amaryan***;;
Interest in the legal (charter) capital of the Company: ***0.01724%;***
Percentage of the ordinary shares of the Company: ***0.02299%***;
Interest in daughter/affiliated companies of JSC: ***no interest;***
Number of shares in each category of the Company, its daughter or affiliated companies that may be purchased by this individual through exercising options of the Company, its daughter and/or affiliated companies owned by him: ***No options issued.***

2.5. Information about person appointed as sole person executive body – General Director:

given name and surname of the person: ***Sergei V. Pridantsev;***
Interest in the legal (charter) capital of the Company: ***no interest;***
Percentage of the ordinary shares of the Company: ***no interest;***
Interest in daughter/affiliated companies of the Company: ***no interest;***
Number of shares in each category of the Company, its daughter or affiliated companies that may be purchased by this individual through exercising options of the Company, its daughter and/or affiliated companies owned by him: ***No options issued.***

3. Signature		
3.1. General Director OJSC «CenterTelecom»	____________________ Seal	S.V. Pridantsev
3.2. Date: January 26, 2006.		

82 - 5798

Сообщение о сведениях, которые могут оказать существенное влияние на стоимость ценных бумаг акционерного общества

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	***Открытое акционерное общество "Центральная телекоммуникационная компания"***
1.2. Сокращенное фирменное наименование эмитента	***ОАО «ЦентрТелеком»***
1.3. Место нахождения эмитента	***Российская Федерация, 141400, г. Химки Московской области, ул. Пролетарская, дом 23***
1.4. ОГРН эмитента	***1025006174710***
1.5. ИНН эмитента	***5000000970***
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	***00194-А***
1.7. Адрес страницы в сети «Интернет», используемой эмитентом для раскрытия информации	***www.centertelecom.ru***
1.8. Название периодического печатного издания, используемого эмитентом для опубликования информации	***для данного вида сообщений публикация в периодическом печатном издании не предусмотрена***

RECEIVED
2006 FEB -6 A 11:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

2.Содержание сообщения

«СВЕДЕНИЯ О ПРИНЯТЫХ СОВЕТОМ ДИРЕКТОРОВ АКЦИОНЕРНОГО ОБЩЕСТВА РЕШЕНИЯХ»

«О досрочном прекращении полномочий единоличного и/или членов коллегиального исполнительных органов»
«Об образовании единоличного и/или коллегиального исполнительных органов»

2.1. Дата проведения заседания совета директоров ОАО «ЦентрТелеком»: ***25 января 2006г.***

2.2. Дата составления и номер протокола заседания совета директоров ОАО «ЦентрТелеком»: ***25 января 2006г. Протокол № 15.***

2.3. Содержание решения, принятого советом директоров ОАО «ЦентрТелеком»:

2.3.1. Досрочно прекратить полномочия единоличного исполнительного органа – Генерального директора ОАО «ЦентрТелеком» Амаряна Р.А. с 25 января 2006 года.

2.3.2. Назначить единоличным исполнительным органом – Генеральным директором ОАО «ЦентрТелеком» Приданцева С.В. с 25 января 2006 года сроком на 3 месяца.

2.4. Сведения о лице, досрочно прекратившем полномочия единоличного исполнительного органа – Генерального директора:

Фамилия, имя, отчество соответствующего лица: ***Амарян Рубен Андроникович***;
доля участия данного лица в уставном капитале акционерного общества: ***0,01724%;***
доля принадлежащих данному лицу обыкновенных акций акционерного общества: ***0,02299%***;
доля участия данного лица в уставном капитале дочерних и зависимых обществ акционерного общества: ***не имеет;***
доля обыкновенных акций акционерного общества и/или его дочерних и зависимых обществ, которая может быть приобретена данным лицом в результате осуществления прав по предоставленным данному лицу опционам эмитента и/или его дочерних и зависимых обществ: ***опционы не выпускались.***

2.5. Сведения о лице, назначенном единоличным исполнительным органом – Генеральным директором:

Фамилия, имя, отчество соответствующего лица: ***Приданцев Сергей Владимирович;***

доля участия данного лица в уставном капитале акционерного общества: ***не имеет;***

доля принадлежащих данному лицу обыкновенных акций акционерного общества: ***не имеет;***

доля участия данного лица в уставном капитале дочерних и зависимых обществ акционерного общества: ***не имеет;***

доля обыкновенных акций акционерного общества и/или его дочерних и зависимых обществ, которая может быть приобретена данным лицом в результате осуществления прав по предоставленным данному лицу опционам эмитента и/или его дочерних и зависимых обществ: ***опционы не выпускались.***

3. Подпись

3.1. Генеральный директор
ОАО «ЦентрТелеком» _______________ С.В. Приданцев

М.П.

3.2. Дата «26» января 2006г.

Прошито, пронумеровано
на двух листах
и скреплено печатью
ОАО "ЦентрТелеком"
"20" января 2006г.

В.В. Гриданов Генеральный директор
(подпись, Ф.И.О.,должность)

СООБЩЕНИЯ О СУЩЕСТВЕННЫХ ФАКТАХ «СВЕДЕНИЯ О НАЧИСЛЕННЫХ И (ИЛИ) ВЫПЛАЧЕННЫХ ДОХОДАХ ПО ЦЕННЫМ БУМАГАМ ЭМИТЕНТА», «СВЕДЕНИЯ О СРОКАХ ИСПОЛНЕНИЯ ОБЯЗАТЕЛЬСТВ ЭМИТЕНТА ПЕРЕД ВЛАДЕЛЬЦАМИ ЦЕННЫХ БУМАГ»

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	***Открытое акционерное общество «Центральная телекоммуникационная компания»***
1.2. Сокращенное фирменное наименование эмитента	***ОАО «ЦентрТелеком»***
1.3. Место нахождения эмитента	***Российская Федерация, 141400, г. Химки Московской области, ул. Пролетарская, дом 23***
1.4. ОГРН эмитента	***1025006174710***
1.5. ИНН эмитента	***5000000970***
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	***00194-А***
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	***www.centertelecom.ru***
1.8. Название периодического печатного издания (изданий), используемого эмитентом для опубликования информации	***«Российская газета», «Приложение к Вестнику ФСФР»***

1.9. Коды существенных фактов	***0600194А30122005; 0900194А30122005***

2. Содержание сообщения

2.1. Вид, категория (тип), серия и иные идентификационные признаки ценных бумаг: ***именные бездокументарные обыкновенные акции ОАО «ЦентрТелеком» (далее – «Обыкновенные акции»).***

2.2. Государственный регистрационный номер выпуска ценных бумаг, дата государственной регистрации: ***1-04-00194-А от 16 декабря 2004 года.***

2.3. Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска ценных бумаг: ***Федеральная служба по финансовым рынкам.***

2.4. Орган управления эмитента, принявший решение о выплате дивидендов по акциям эмитента: ***годовое общее собрание акционеров.***

2.5. Дата принятия решения о выплате дивидендов по акциям эмитента: ***30 июня 2005г.***

2.6. Дата составления протокола собрания уполномоченного органа управления эмитента, на котором принято решение о выплате дивидендов по акциям эмитента: ***30 июня 2005г.***

2.7. Содержание обязательства эмитента: ***выплата дивидендов по Обыкновенным акциям.***

Размер обязательства эмитента в денежном выражении: ***Общий размер дивидендов, начисленных на Обыкновенные акции: 99 427 685,64 руб. (девяносто девять миллионов четыреста двадцать семь тысяч шестьсот восемьдесят пять рублей 64 копейки); размер дивиденда, начисленного на одну Обыкновенную акцию: 0,0630084 руб.***

2.8. Форма выплаты доходов по ценным бумагам эмитента: ***денежные средства.***

2.9. Дата, в которую обязательство эмитента должно быть исполнено, а в случае, если обязательство должно быть исполнено эмитентом в течение определенного срока (периода времени), - дата окончания этого срока: ***30 декабря 2005 года.***

2.10. Общий размер дивидендов, выплаченных по Обыкновенным акциям эмитента: ***98 820 180,44 руб. (девяносто восемь миллионов восемьсот двадцать тысяч сто восемьдесят рублей 44 копейки).***

2.11. Факт исполнения обязательства эмитента: ***обязательство эмитента исполнено кроме нижеперечисленных случаев, по которым Общество не несет ответственность в соответствии со ст. 44 ФЗ «Об акционерных обществах» и Положением о дивидендной политике, утвержденным решением Совета директоров ОАО "ЦентрТелеком" 10 июня 2004 года.***

Акционерами не получены дивиденды в сумме 607 505,20 руб. по следующим причинам:

- ***акционеры или их наследники не явились для получения дивидендов;***
- ***неверно указаны банковские реквизиты для выплаты дивидендов;***
- ***смена места жительства акционеров.***

Денежные средства для выплаты дивидендов зарезервированы Обществом в полном объеме.

3. Подпись

3.1. И.о. Генерального директора ОАО «ЦентрТелеком» в соответствии с Приказом от 20.12.2005 № 158-к ________ (подпись) С.В. Приданцев

3.2. Дата «30» декабря 2005 г. М.П.

NOTICE OF MATERIAL FACTS
INFORMATION ON THE EARNED AND (OR) PAID OUT INCOME ON THE ISSUER'S SECURITIES, INFORMATION ON THE DATES TO MEET THE ISSUER'S OBLIGATIONS TOWARDS HOLDERS OF ITS SECURITIES

1. General information	
1.1. Full corporate name of the issuer	***Open Joint-Stock Central Telecommunication Company***
1.2. Short corporate name of the issuer	***OJSC «CenterTelecom»***
1.3. Location of the registered office	23 Proletarskaya Street, Khimki, Moscow region, 141400, Russian Federation
1.4. State Registration Number of the issuer	***1025006174710***
1.5. INN of the issuer	***5000000970***
1.6. Unique issuer code assigned by the registration authorities	***00194-A***
1.7. Address of the Internet page used by the issuer for posting notices of material facts	***www.centertelecom.ru***
1.8. Regularly issued publication used by the issuer for publishing notices of material facts	***Supplement to Herald of the Federal Service for Financial Markets, Rossiyskaya Gazeta***

1.9. Code of the material fact	***0600194A30122005; 0900194A30122005***

2. Contents of the notice
2.1. Type, category (class), series and other identifications of the securities: ***registered uncertified ordinary shares of OJSC «CenterTelecom» (hereafter – «Ordinary shares»).***
2.2. State registration number of the securities issue, date of the state registration: ***1-04-00194-A dated December 16, 2004.***
2.3. State registration authorities performing the state registration of the securities issue: ***Federal Financial Markets Service of Russia;***
2.4. The issuer's governing body which passed the decision to pay (declare) dividends on the Issuer's shares: ***Annual General Meeting of the Shareholders***
2.5. The date on which the decision to pay (declare) dividends on the Issuer's shares was made: ***June 30, 2005.***
2.6. The date of compiling minutes of the authorized body meeting at which the decision to pay (declare) dividends on the Issuer's shares was made: ***June 30, 2005;***
2.7. The essence of the issuer's obligations: ***payment of dividends on Ordinary shares.***
The amount of the Issuer's obligation in the terms of money: ***The total amount of dividends paid on the Issuer's Ordinary shares: 99 427 685.64 rubles (ninety nine million four hundred twenty seven thousand and six hundred eighty five rubles and 64 copecks); total amount of dividend payable per one Ordinary share: 0.0630084 rubles.***
2.8. Form of effecting income payments on the issuer securities: ***cash funds;***
2.9. Date on which the issuer's obligations should be met, and if the obligation should be met by the Issuer within the specified term, - the expiration date of this term: ***December 30, 2005.***
2.10. The total amount of dividends paid on the Issuer's Ordinary shares: ***98 820 180.44 rubles (ninety eight million eight hundred twenty thousand and one hundred eighty rubles and 44 copecks).***
2.11. Obligation fulfillment confirmation: ***the obligation of the issuer is fulfilled except the following cases for which the Company bears no responsibility pursuant to the Article 44 of the Federal Law «On Joint-Stock Companies» and Regulations on the dividend policies of the Company approved by a resolution of CenterTelecom's Board of Directors on June 10, 2004***
Shareholders failed to receive 607 505.20 rubles of dividends due to:
– shareholders or their heirs but failed to turn up for receiving the dividends;
– - incorrect personal/bank data for dividends payment;
– change of shareholder domicile.
Cash funds are allocated in full to meet dividend payment obligations.

3. Signature		
3.1. Acting General Director OJSC «CenterTelecom» according to the Order № 158-к dated December 20, 2005	____________________ (signature)	S.V. Pridantsev
3.2. Date: December 30, 2005	Seal	

CENTER TELECOM

Session of OJSC "CenterTelecom" Board of Directors

Moscow, January 25, 2006. Board of Directors of OJSC «CenterTelecom» terminated the authorities of the Company's General Director Ruben Amaryan. The Board of Directors appointed Sergei Pridantsev as General Director of OJSC «CenterTelecom» with the term of office for three months.

Pridantsev Sergei Vladimirovich *was born on August 18, 1967 in Moscow. In 1993 he graduated from the Moscow Automobile and Road Institute, and then Stanford Executive Institute (2000) and the Russian Academy of Public Service under the President of the Russian Federation (2004). After the graduating from the institute he headed the laboratory of transport and technological robots of the Moscow Automobile and Road Institute. In 1994-1995 he worked for telecommunication operator "Astelit". Starting with January 1995 up to May 1997 he took the position of technical consultant in Hewlett Packard (Moscow). In 1997 he started working for Lucent Technologies as Head of Customer Service in Moscow and Moscow region, and then he was appointed First Deputy General Director and Sales Director in Russia and the CIS. Since 2002 he has been with OJSC "CenterTelecom", initially as an Adviser to the Company's General Director. In April 2003 he was appointed Deputy General Director - Commercial Director of OJSC "CenterTelecom". He is awarded Ushakov Medal of Courage. He is also PhD in Economics. Mr Pridantsev is married with two children.*

For details contact:
Director of Information Analysis Department
Yana Lavrentyeva
+7 (495) 793-2486
pr@centertelecom.ru

***

OJSC «CenterTelecom» is the leading fixed-line operator, providing the whole range of telecommunication services in the Central Federal District where more than 20% of the Russian population live. «CenterTelecom» provides all kinds of telecommunication services including telephony, Internet, IP-telephony, data transmission, cable TV, wireline and VHF radio broadcasting. The company actively develops up-to-date multiservice and SDH-networks and new systems of radio access. The Company's shares are traded at RTS (ESMO, ESMOP) and MICEX (CTEL, CTELP). The Company also established a Level 1 American Depositary Receipts program for ordinary shares (CRMUY).